UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)*



Espey Manufacturing & Electronics Corporation
  (Name of Issuer)

Common Stock (par value $.333)
(Title of Class of Securities)


296650104
 (CUSIP Number)

William J. Lippman
Franklin Advisory Services, LLC
One Parker Plaza, 9th Floor
Fort Lee, NJ  07024
(201) 592-6700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)



                           February 4, 2004
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Franklin Advisory Services, LLC ("FAS")


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

            78,000 (See Item 5)

8. SHARED VOTING POWER

            0

9. SOLE DISPOSITIVE POWER

            78,000 (See Item 5)

10. SHARED DISPOSITIVE POWER

            0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    78,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON

    IA


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    None

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    78,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON

    HC

1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    0

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    78,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON

    HC

1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    0

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    78,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON

    HC



This Amendment No. 1 ("Amendment") amends and supplements the Schedule 13D filed on behalf of Franklin Advisory Services, LLC ("FAS") with the Securities and Exchange Commission on January 16, 2004. Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FAS's advisory clients for the purpose of investment. Neither FAS, nor any executive officer or director of FAS, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FAS's clients for the purpose of investment.

Through a Schedule 13D dated January 14, 2004 and filed January 16, 2004, FAS disclosed that it had caused one of the funds it advises (Franklin MicroCap Value Fund, a Series of Franklin Value Investors Trust ("Franklin") to join other participating shareholder plaintiffs in engaging counsel for the purpose of pursuing possible legal action in order to reinstate Michael W. Wool and Paul
J. Corr as directors of Espey Mfg. & Electronics Corp. ("Espey").

In response to a demand letter delivered by Franklin and Messrs. Wool and Corr, Espey's board of directors held special meetings on January 26 and 27, 2004, adopting resolutions, which required Espey to:

(i) immediately reinstate Michael W. Wool and Paul J. Corr as directors of Espey

(ii) reimburse Wool, Corr and Franklin for all legal expenses incurred in connection with the matters at issue;

(iii) (ii) pay all directors' fees and other benefits due to Messrs. Wool and Corr during the period of their unlawful removal;

(iv) (iii) create a nominating committee for new directors in connection with those matters to be comprised solely of three (3) independent directors;

(v) (iv) retain independent counsel to complete the investigation into whether any Espey director(s) or officer(s) engaged in misconduct or violated applicable securities laws, exchange rules or New York laws which would give rise to the removal of such director(s) or officer(s) from the board for cause;

(vi) appoint only independent directors as proxy agents for future proxies;

(vii) immediately reinstate Mr. Corr as chairman of Espey's independent audit committee; and

(viii) set aside the appointment of a director appointed after the unlawful removal of Messrs. Wool and Corr.


Based upon the resolutions adopted by the board, Messrs. Wool, Corr and Franklin agreed to withdraw the demands made upon the board contained in their demand letter. In the event Espey fails to comply with the agreements contained in these resolutions, Messrs. Wool, Corr and Franklin reserve all rights to take such future action as may be deemed necessary to obtain the relief originally sought.

In the future, FAS may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FAS may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FAS's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FAS nor any executive officer or director of FAS, has any present plans or proposals, which relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) any material change in the present capitalization or dividend policy of the Issuer;

(e) any other material change in the Issuer's business or corporate structure;

(f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i) any action similar to any of those enumerated above.








Item 5.  Interest in Securities of the Issuer

(a-b) FAS's advisory clients are the owners of 78,000 shares of the Common Stock representing approximately 7.7% of the outstanding shares of Common Stock. Since FAS's advisory contracts with its clients grant to FAS sole investment power and sole voting power over the securities owned by its advisory clients, FAS may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this statement.

Franklin MicroCap Value Fund, one of the series comprising Franklin Value Investors Trust, an open-end investment company registered under the Investment Company Act of 1940, is an advisory client of FAS. Franklin MicroCap Value Fund may be deemed to be the beneficial owner of 78,000 Shares representing approximately 7.7% of the outstanding Common Stock of the Issuer.

FAS is a limited liability company the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which is a wholly owned subsidiary of FRI. Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than FAS's are involved in the investment management decisions of FAS. Moreover, FAS, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this statement owned by advisory clients of FRI subsidiaries.

Furthermore, FAS, FRI and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FAS have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.









After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 5, 2004

                            Franklin Resources, Inc.
                               Charles B. Johnson
                             Rupert H. Johnson, Jr.
                        Franklin Advisory Services, LLC





/s/ BARBARA J. GREEN
--------------------
By: Barbara J. Green
Vice President, Deputy General Counsel, and Secretary, Franklin Resources,
Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

Secretary, Franklin/Templeton Distributors, Inc., the Managing Member of Franklin Advisory Services, LLC









JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 5, 2004.


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Advisory Services, LLC





/s/ BARBARA J. GREEN
---------------------
By: Barbara J. Green
Vice President, Deputy General Counsel, and Secretary, Franklin Resources, Inc

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

Secretary, Franklin/Templeton Distributors, Inc., the Managing Member of Franklin Advisory Services, LLC






POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

/s/CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

/s/RUPERT H. JOHNSON, JR.